Exhibit 12.1

CORCEPT THERAPEUTICS INCORPORATED

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(in thousands)

Ratio of Earnings to Fixed Charges(1)

Our earnings are inadequate to cover fixed charges. The following table sets forth the dollar amount of the coverage deficiency (in thousands) for the periods indicated.

	Year Ended December 31,
	2009	2010	2011	2012	2013
EARNINGS:
Net loss	$(20,166)	$(25,966)	$(32,354)	$(38,048)	$(46,011)
Plus fixed charges (see below)	74	75	86	1,790	4,544

Total earnings (loss) to cover fixed charges	(20,092)	(25,891)	(32,268)	(36,258)	(41,467)
FIXED CHARGES:
Interest on Biopharma Financing Agreement	—	—	—	1,680	4,410
Interest portion of rental expense	74	75	86	110	134

Total fixed charges	74	75	86	1,790	4,544

DEFICIENCY OF EARNINGS TO COVER FIXED CHARGES	$(20,166)	$(25,966)	$(32,354)	$(38,048)	$(46,011)

(1)	Ratios of earnings to fixed charges are computed by dividing earnings by fixed charges. For this purpose, earnings consist of net loss before fixed charges. Fixed charges consist of interest on capital leases, interest accretion related to our Financing Agreement with Biopharma Secured Debt Fund II Sub, S.àr.l (Biopharma), which was initiated in August 2012, and interest embedded in the rent paid on operating leases.

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

We have not included a ratio of earnings to combined fixed charges and preferred stock dividends because we do not have any preferred stock outstanding.